                                                                EXHIBIT 99(a)(1)


                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                         ELITE INFORMATION GROUP, INC.
                                       AT
                              $11.00 NET PER SHARE
                                       BY
                             EIG ACQUISITION CORP.,
                     AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                          SOLUTION 6 HOLDINGS LIMITED

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON THURSDAY, JANUARY 20, 2000, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER SUCH NUMBER OF SHARES OF COMMON STOCK THAT WOULD CONSTITUTE AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS AND (II) THE EXPIRATION OR TERMINATION OF ALL APPLICABLE WAITING PERIODS UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS.

     THE BOARD OF DIRECTORS OF ELITE INFORMATION GROUP, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER AND MERGER REFERRED TO HEREIN AND DETERMINED THAT THE OFFER AND MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

                             ---------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock, par value $.01 per share, of the Company ("Shares") should either (i) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile, or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2, an Agent's Message (as defined herein), and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or facsimile thereof or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedure for guaranteed delivery set forth in
Section 2, including the Notice of Guaranteed Delivery.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

December 21, 1999


THE INFORMATION AGENT FOR THE OFFER IS:                            THE DEALER MANAGER FOR THE OFFER IS:
[MACKENZIE PARTNERS LOGO]                                                    [WARBURG DILLON READ LOGO]

                               TABLE OF CONTENTS

1. Terms of the Offer.......................................    2
 2. Procedure for Tendering Shares..........................    4
 3. Withdrawal Rights.......................................    7
 4. Acceptance for Payment and Payment......................    7
 5. Certain Federal Income Tax Consequences.................    8
 6. Price Range of the Shares; Dividends on the Shares......    9
 7. Effect of the Offer on the Market for the Shares; Stock
    Quotation; Registration Under the Exchange Act; Margin
    Regulations.............................................   10
 8. Certain Information Concerning the Company..............   11
 9. Certain Information Concerning the Purchaser and
    Parent..................................................   14
10. Source and Amount of Funds..............................   15
11. Contacts and Transactions with the Company; Background
    of the Offer............................................   17
12. Purpose of the Offer; the Merger Agreement; the
    Stockholders Agreement; Other Agreements; Plans for the
    Company.................................................   20
13. Dividends and Distributions.............................   30
14. Certain Conditions of the Offer.........................   30
15. Certain Legal Matters and Regulatory Approvals..........   32
16. Fees and Expenses.......................................   33
17. Miscellaneous...........................................   34

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

To the Holders of Common Stock of Elite Information Group, Inc.:

                                  INTRODUCTION

     EIG Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Solution 6 Holdings Limited, a New South Wales, Australia corporation (the "Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share, of Elite Information Group, Inc., a Delaware corporation (the "Company"), at $11.00 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The outstanding shares of the Company's common stock, par value $.01 per share, are referred to herein collectively as the "Shares" and individually as a "Share."

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 14, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company (the "Surviving Corporation") surviving the Merger as an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than the Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock and Shares owned by Parent or any direct or any indirect wholly-owned subsidiary of Parent or of the Company) will be converted into the right to receive $11.00 in cash (the "Per Share Merger Consideration"), without interest thereon. The Merger Agreement provides that the Purchaser may assign, in its sole discretion, any and all of its rights (including the right to purchase Shares in the Offer), interests and obligations under the Merger Agreement to Parent or to any affiliate of Parent, but no such assignment shall relieve the Purchaser of its obligations under the Merger Agreement. The Merger is subject to a number of conditions, including the adoption of the Merger Agreement by stockholders of the Company, if required by applicable law. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser would be able to effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"), without prior notice to, or any action by, any other stockholder of the Company. In such event, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company. See Section 12.

     Simultaneously with entering into the Merger Agreement, Parent and the Purchaser entered into a Stockholders Agreement dated as of December 14, 1999 (the "Stockholders Agreement") with certain stockholders of the Company (the "Stockholders"), pursuant to which each Stockholder has agreed, among other things, to sell to the Purchaser all the Shares that he or it beneficially owns at a price per Share equal to the Offer Price. The Stockholders have also agreed to tender such Shares in the Offer at a price per Share equal to the Offer Price if directed to do so by the Purchaser. The Stockholders collectively own approximately 20% of all outstanding Shares.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of tendered Shares pursuant to the Offer. Stockholders who own their Shares through their broker or bank should consult with such institution as to whether there are any fees applicable to a tender of Shares. Parent will pay all fees and expenses of Warburg Dillon Read LLC, which is acting as Dealer Manager (the "Dealer Manager" or "Warburg Dillon Read"), Citibank, N.A., which is acting as the Depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT STOCK-

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

HOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The factors considered by the Board in arriving at its decision to approve the Offer and the Merger and to recommend that the Company's stockholders accept the Offer and tender their Shares are described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is also being mailed to stockholders of the Company. The Company's financial advisor, the Prudential Volpe Technology Group of Prudential Securities Incorporated, formerly known as Volpe Brown Whelan & Company, LLC ("PVTG"), has delivered its opinion to the Board dated December 14, 1999 that, as of such date, and subject to the conditions and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and Merger is fair, from a financial point of view. Such opinion is set forth in full as an exhibit to the Schedule 14D-9.

     The Company has advised Parent and Purchaser that, to the best of its knowledge, each member of the Board and each of the Company's executive officers intend to tender all Shares owned by such persons pursuant to the Offer, except to the extent of any restrictions created by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is conditioned, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of all outstanding Shares on a fully diluted basis (the "Minimum Condition") and (b) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated (the "HSR Act Condition"). The Purchaser reserves the right (subject to the terms of the Merger Agreement and applicable rules and regulations of the Securities and Exchange Commission (the "SEC")) to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the number of Shares necessary to satisfy the Minimum Condition. For purposes herein, Shares on a fully diluted basis means all outstanding Shares, after giving effect to the exercise or conversion of all options, warrants, rights and securities exercisable or convertible into Shares. The Merger Agreement provides that Purchaser may not waive the Minimum Condition without the consent of the Company. See Sections 1 and 14.

     The Company has represented to the Purchaser that, as of December 13, 1999, there were 8,409,380 Shares issued and outstanding and 705,165 Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Shares ("Stock Options"). As a result, as of such date, the Minimum Condition would be satisfied if the Purchaser acquired 4,566,388 shares.

     Certain federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, January 20, 2000, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

     The Purchaser expressly reserves the right to modify the terms of the Offer, except that without the consent of the Company, the Purchaser shall not
(a) reduce the number of Shares to be subject to the Offer, (b) reduce the Offer Price, (c) modify or add to the conditions to the Offer in any manner adverse to the holders of the Shares, (d) except as provided in the next paragraph, extend the Offer, (e) change the form of consideration payable in the Offer or (f) otherwise amend the Offer in any manner adverse to the holders of Shares.

     Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, (a) extend the Offer, if at the scheduled Expiration Date of the Offer (the initial scheduled Expiration Date being 20 business days following the commencement of the Offer), any of the conditions to the Purchaser's obligation to accept for payment, and pay for, Shares are not satisfied, until such time as such conditions are satisfied or waived; provided, however, that the Expiration Date shall not be later than the Termination Date (as defined herein) as a result of such extension, (b) extend the Offer for a period of not more than 10 business days beyond the latest Expiration Date that would otherwise be permitted under clause (a) of this sentence, if on the date of such extension (x) less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer and (y) the Purchaser has permanently waived all of the conditions to the Offer (other than the conditions that are not legally capable of being waived and conditions that have not been satisfied because of the willful or intentional action or inaction of the Company) and (c) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer. If, on any scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived and such unsatisfied conditions are still capable of being satisfied, the Company may require Purchaser to extend the Expiration Date for a period of not more than 10 business days; provided, however, that Purchaser shall not be required to extend the Expiration Date later than the Termination Date.

     Subject to the terms of the Merger Agreement and applicable rules and regulations of the SEC, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 hereof shall have occurred, to (a) extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (b) except as set forth above, amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

     If by 12:00 Midnight, New York City time, on Thursday, January 20, 2000 (or any date or time then set as the Expiration Date), any of or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the SEC, to (a) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (b) except as set forth above with respect to the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (c) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer, except if required to do so. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be issued no later than 9:00 a.m., New York City time on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of Shares (whether before or after its acceptance for payment of Shares) or it is unable to accept for payment or pay for

Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of a tender offer, and the terms of the Merger Agreement), the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including, subject to the Merger Agreement, a waiver of the Minimum Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

     The Company has provided or will provide the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR TENDERING SHARES

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of such delivery, including an Agent's Message (as defined below), must be received by the Depositary), in each case prior to the Expiration Date or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

     The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-

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

Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) of Shares (which term for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of a firm that is a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Guarantee Program or the Stock Exchange Medallion Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed in the manner described above. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market (the "Nasdaq National Market") operated by the National Association of Securities Dealers, Inc. (the "NASD") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely

Book-Entry Confirmation with respect to) such tendered Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to such Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE PURCHASE PRICE OF THE TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after December 14, 1999. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 18, 2000.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn in accordance with Section 3, promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Purchaser in its sole discretion, which determination will be final and binding. See Sections 1 and 14. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of a tender offer.

     Parent will file a Notification and Report Form with respect to the Offer under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 15th day after day such form is filed, unless early termination of the waiting period is granted. However, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from Parent. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Parent with such request. See Section 15.

     In all cases, payment for tendered Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other holder of Shares pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF ANY TENDERED SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares) or it is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of a tender offer, and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, certificates for any such Shares will be returned without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to an affiliate of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain United States federal income tax consequences of the receipt of cash by a holder of Shares pursuant to the Offer or the Merger. Except as specifically noted, this discussion applies only to a U.S. Holder.

     A "U.S. Holder" means a holder of Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. A "Non-U.S. Holder" is a holder of Shares that is not a U.S. Holder.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received by the U.S. Holder pursuant to the Offer or the Merger and the aggregate tax basis in the Shares purchased pursuant to the Offer (or canceled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares purchased pursuant to the Offer (or canceled pursuant to the Merger).

     Gain (or loss) will be capital gain (or loss), assuming that such Shares are held as a capital asset. Capital gains of individuals, estates and trusts generally are subject to a maximum federal income tax rate of (i) 39.6% if, at the time the Purchaser accepts the Shares for payment (or the Shares are canceled pursuant to the Merger) the stockholder held the Shares for not more than one year and (ii) 20% if the stockholder held such Shares for more than one year at such time. Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income. In addition, under present law, the ability to use capital losses to offset ordinary income is limited.

     A stockholder that tenders Shares pursuant to the Offer or surrenders Shares pursuant to the Merger may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN, or unless an exemption applies. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. See "-- Backup Withholding" under Section 2.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. HOLDERS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES OR CURRENCIES, PERSONS WHO HOLD SHARES AS A POSITION IN A "STRADDLE" OR AS PART OF A "HEDGING" OR "CONVERSION" TRANSACTION AND PERSONS THAT HAVE A FUNCTIONAL CURRENCY OTHER THAN THE U.S. DOLLAR, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are traded on the Nasdaq National Market ("NNM") under the symbol "ELTE." The following table sets forth, for each of the periods indicated, the range of reported high and low sales prices per

Share as reported on the NNM as stated in the Company's documents filed with the SEC ("Commission Documents").

                                                                 SALES PRICE
                                                               ---------------
                                                                LOW      HIGH
                                                               ------   ------
1997
  First Quarter.............................................   $10.38   $13.25
  Second Quarter............................................   $10.67   $13.13
  Third Quarter.............................................   $ 9.50   $14.38
  Fourth Quarter............................................   $ 7.38   $11.75
1998
  First Quarter.............................................   $ 7.13   $ 9.06
  Second Quarter............................................   $ 5.25   $ 8.00
  Third Quarter.............................................   $ 3.25   $ 7.63
  Fourth Quarter............................................   $ 2.25   $ 3.75
1999
  First Quarter.............................................   $ 2.25   $ 4.00
  Second Quarter............................................   $ 3.63   $ 5.94
  Third Quarter.............................................   $ 4.94   $ 6.44
  Fourth Quarter (through December 17, 1999)................   $ 4.66   $10.31

     On December 14, 1999, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the NNM was $8.375 per Share. The Offer Price of $11.00 represents a 31% premium over this closing price. On December 20, 1999, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on the NNM was $10.25 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Purchaser has been advised by the Company that the Company has never paid any cash dividends on the Shares, and has no present plans to make any distributions to its stockholders.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK QUOTATION; REGISTRATION UNDER THE EXCHANGE ACT; MARGIN REGULATIONS

     Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NASD for continued inclusion in the NNM, which among other things require that an issuer have either (i) at least 750,000 publicly held shares, held by at least 400 stockholders of round lots, with a market value of at least $5,000,000 and net tangible assets of at least $4,000,000 and at least two registered and active market makers for the shares or (ii) at least 1,100,000 publicly held shares, held by at least 400 stockholders of round lots, with a market value of at least $15,000,000 and either (x) a market capitalization of at least $50,000,000 or
(y) total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years and at least four registered and active market markers. The Shares might nevertheless continue to be included in the NASD's Nasdaq Stock Market (the "Nasdaq Stock Market") with quotations published in the Nasdaq "additional list" or in one of the "local lists," but if the number of holders of the Shares were to fall below 300, or if the number of publicly held Shares were to fall below 500,000 or if the market value of the Shares were to fall below $1,000,000 or there were not at least two registered and active market makers for the Shares, the NASD's rules provide that the Shares would no longer be "qualified" for Nasdaq Stock Market reporting and the Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the NNM or in any other tier of the Nasdaq Stock Market and the Shares are no longer included in the NNM or in any other tier of the Nasdaq Stock Market, as the case may be, the market for Shares could be adversely affected.

     In the event that the Shares no longer meet the requirements of the NASD for continued inclusion in any tier of the Nasdaq Stock Market, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange, quoted on an automated inter-dealer quotation system or held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

     If public quotation and registration of the Shares is not terminated prior to the Merger, then the Shares will no longer be quoted and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     General. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although neither the Purchaser nor Parent has any knowledge that would indicate that statements contained herein based upon such documents are untrue, none of the Purchaser or Parent assume any responsibility for the accuracy or completeness of the information concerning the Company or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Parent.

     According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, the Company is a Delaware corporation and provides integrated solutions to the financial, legal and professional services markets in the computer software product and services industry. The Company primarily supplies an integrated suite of practice management software for the legal and professional services markets, and is focused primarily on time tracking, billing, internal accounting and other administrative functions, including marketing, records management, case management and conflicts of interest prevention. The Company's software products are often sold with related services to aid the customer in implementation, data conversion, user training, support and maintenance of those products. The Company's principal executive offices are located at 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056.

     Financial Information. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries, which is excerpted from the information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1999, the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998, and the Company's Current Report on Form 8-K dated May 19, 1999. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                         ELITE INFORMATION GROUP, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,
                                         (UNAUDITED)               YEAR ENDED DECEMBER 31,
                                     -------------------   ---------------------------------------
                                                           RESTATED
                                       1999       1998     1998(A)      1998      1997      1996
                                     --------   --------   --------    -------   -------   -------
Net revenue........................  $43,770    $31,578    $45,062     $69,035   $79,559   $89,351
Operating costs and expenses.......   40,700     33,463     45,416      82,948    76,208    99,609
                                     -------    -------    -------     -------   -------   -------
Operating income (loss)............    3,070     (1,885)      (354)    (13,913)    3,351   (10,258)
Gain (loss) on disposition of
  non-strategic business unit......     (295)        --         --       1,917     1,155     9,652
Net interest income (expense)......      777        730        857         857       832      (187)
                                     -------    -------    -------     -------   -------   -------
Income (loss) from continuing
  operations before income taxes...    3,552     (1,155)       503     (11,139)    5,338      (793)
Income tax (provision) benefit for
  continuing operations............   (1,548)        80       (425)      3,542    (2,399)   (1,455)
                                     -------    -------    -------     -------   -------   -------
Income (loss) from continuing
  operations.......................    2,004     (1,075)        --          --        --        --
                                     -------    -------    -------     -------   -------   -------
Income (loss) from discontinued
  operations.......................     (382)    (4,304)        --          --        --        --
                                     -------    -------    -------     -------   -------   -------
Gain on sale of discontinued
  operations net of tax
  provision........................    4,919         --         --          --        --        --
                                     -------    -------    -------     -------   -------   -------
          Net income (loss)........  $ 6,541    $(5,379)   $    78     $(7,597)  $ 2,939   $(2,248)
                                     =======    =======    =======     =======   =======   =======
Net income (loss) per common
  share -- basic...................  $  0.79    $ (0.60)   $  0.01     $ (0.86)  $  0.32   $ (0.25)
Net income (loss) per common
  share -- diluted.................  $  0.77    $ (0.60)   $  0.01     $ (0.86)  $  0.32   $ (0.25)
Total assets.......................  $63,178    $56,007         (b)    $65,096   $67,343   $66,474
Total liabilities..................  $30,289    $28,770         (b)    $40,077   $29,970   $34,284
Total stockholders' equity.........  $32,889    $27,237         (b)    $25,019   $37,373   $32,190

---------------

(a) Restated 1998 results reflect the Company's sale during the second quarter of 1999 of its Customer Relationship Management business ("CRM") and elimination of certain overhead costs along with estimated income tax effects, as disclosed by the Company in its Current Report on Form 8-K dated May 19, 1999. The operating results for CRM are presented in the table above for the nine months ended September 30, 1999 as discontinued operations and the prior period has been restated to reflect the Company's continued operations. The results above for the years ended 1996, 1997 and 1998 (before restatement) do not reflect any adjustment for the sale of CRM.

(b)  Not available in the Company's SEC filings.

     Available Information. The Company is currently subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10049. Copies of such information should be obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy and information statements and other information may be found on the SEC's web site address, http://www.sec.gov.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although the Purchaser and Parent do not have any knowledge that any such information is untrue, none of the Purchaser or Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

     Certain Company Projections. During the course of discussions between representatives of Parent and the Company, the Company provided Parent or its representatives with certain non-public business and financial information about the Company. The following is a summary of selected projected financial information provided by the Company.

                                                              PROJECTIONS FOR YEAR
                                                               ENDING DECEMBER 31,
                                                              ---------------------
                                                                1999        2000
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Total revenue...............................................   $57,325     $61,751
Cost of revenue.............................................    31,813      34,001
Net earnings................................................     6,863       9,150

     The Company has advised the Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because the information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company's internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The projections were based on a number of assumptions that are beyond the control of the Company, the Purchaser or Parent or their respective financial advisors, including economic forecasting (both general and specific to the Company's business), which is inherently uncertain and subjective. None of the Purchaser or Parent or their respective financial advisors assumes any responsibility for the accuracy of any of the projections. The inclusion of the foregoing projections should not be regarded as an indication that the Company, the Purchaser or Parent or any other person who received such information considers it an accurate prediction of future events. None of the Company, the Purchaser or Parent intends to update, revise or correct such projections if they become inaccurate (even in the short term).

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT

     Purchaser. The Purchaser, a Delaware corporation, was recently incorporated for the purpose of acting as an acquisition vehicle. It has not conducted any unrelated activities since its incorporation. The principal executive office of the Purchaser is located at Town Hall House, Level 21, 456 Kent Street, Sydney, New South Wales, Australia 2000. All outstanding shares of common stock of Purchaser are owned by Solution 6 US Inc., which is 100% owned by Parent.

     Parent. The principal executive office of Parent, a corporation organized under the laws of New South Wales, Australia, is located at Town Hall House, Level 21, 456 Kent Street, Sydney, New South Wales, Australia 2000. Parent, its subsidiaries and associated companies are principally engaged in the provision and support of software and related services to the accounting profession worldwide and Applications Service Provider ("ASP") services.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

     Parent currently beneficially owns and has sole voting and dispositive power of 147,200 Shares, and such Shares are held in the name of Linwar Nominees. In addition, Parent may be deemed to beneficially own an additional 2,001,588 Shares by virtue of its entering into the Stockholders Agreement. Such 2,001,558 Shares may also be deemed to be beneficially owned by Purchaser. See
Section 12 for a description of the terms and conditions of the Stockholders Agreement. No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares beneficially owned by Parent and Purchaser.

     Since October 21, 1999, Parent purchased the Shares set forth below through BNP Equities (Australia) Limited in broker's transactions. These shares are held in the name of Linwar Nominees.

DATE OF TRANSACTION                                      NUMBER OF SHARES   PRICE PER SHARE
-------------------                                      ----------------   ---------------
November 11, 1999......................................       16,400           $7.36737
November 8, 1999.......................................       22,000           $  7.375
November 5, 1999.......................................        1,000           $  7.375
November 4, 1999.......................................        4,100           $  7.375
November 3, 1999.......................................        1,000           $  7.375
November 2, 1999.......................................        2,300           $  7.375
October 25, 1999.......................................        2,000           $   5.75
October 22, 1999.......................................        5,300           $   5.75

     Except as set forth above or described elsewhere in this Offer to Purchase, none of the Purchaser or Parent (together, the "Corporate Entities") or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Corporate Entities or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days. See Section 11.

     Except as described in this Offer to Purchase, (a) there have not been any contacts, transactions or negotiations between the Corporate Entities, any of their respective subsidiaries or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (b) none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has any contract, arrangement understanding or relationship with any person with respect to any securities of the Company.

     Financial Information. Because the Purchaser was recently organized to acquire the Company and has not conducted any unrelated activities since its organization, selected financial information regarding the Purchaser is unavailable. Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, the Purchaser believes the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

10. SOURCE AND AMOUNT OF FUNDS

     The Purchaser estimates that the amount of funds required to purchase all outstanding Shares pursuant to the Offer, to pay cash to holders of Stock Options pursuant to the Merger Agreement and to pay fees and expenses related to the Offer will be approximately $9.8 million. The Purchaser will obtain funds directly or indirectly from Parent. Such funds will be obtained from Parent from existing cash resources (including proceeds from the Private Placement (as discussed below)), proceeds from the exercise of an option held by Telstra Corp. ("Telstra") and from borrowings pursuant to an acquisition bridge facility by and among Warburg Dillon Read Australia Limited ("WDRAL") and Parent.

     WDRAL has committed to provide Parent with a maximum of US$60 million as an acquisition bridge facility (the "Facility") pursuant to an amended term sheet dated December 17, 1999. If drawn upon, the maturity date for the Facility will be the earlier of July 31, 2000 or 14 days after the consummation of the Merger. The Parent plans to repay the Facility from the proceeds from the first US$20 million received pursuant to the Private Placement (as discussed below), up to US$30 million pursuant to a dividend, return of capital or loan from the Company immediately upon consummation of the Merger and from working capital. WDRAL's commitment to provide the Facility will expire if the Minimum Condition has not been reached by May 2, 2000 and Purchaser has not terminated the Offer and accepted Shares for payment by that date. Additionally, WDRAL may terminate the commitment if Parent and WDRAL have not entered into definitive documentation and executed the Facility by February 15, 2000, and Purchaser may terminate the Facility at any time, with or without cause.

     The base interest rate (the "Base Rate") on the Facility shall be the average rate as displayed on Reuters screen LIBO for the relevant Interest Period (as defined below) set to London business days prior to drawing. In addition to the Base Rate, amounts drawn under the Facility will be subject to an additional 2.0% interest from the date of the draw until 45 days thereafter, and an additional 4.0% from 45 days after the date of the draw until July 31, 2000. Furthermore, interest shall be payable on any undrawn amounts under the Facility at 1.0% from March 31, 2000 until July 31, 2000, calculated on a daily basis and payable quarterly in arrears. Interest Periods shall be 30, 60 or 90 days, or as otherwise agreed. Interest is payable on the Facility at the end of the Interest Period.

     The Facility is secured by a first priority lien, unless a first priority lien is already in place in which case the Facility shall be secured by a second priority lien with second priority liens capped at A$10 million, on most of Parent's assets, proceeds from the issuances of Parent's securities, proceeds from any sale of the Shares or the Company's assets once the acquisition of the Company has been completed.

     Parent is obligated to pay certain fees in connection with the Facility. Upon execution of the commitment letter and the announcement of the Merger, an aggregate amount of US$523,000 as a commitment fee for the Facility was payable by Parent. A restructure fee in the amount of $78,000 was also payable by Parent in connection with an amendment to the facility on December 17, 1999. When Parent draws upon the Facility, an amount equal to 1.0% of the amount drawn will be payable to WDRAL as an additional fee. However,

WDRAL will rebate an amount equal to 0.5% of the amounts drawn if the Facility is repaid within 45 days of such draw down.

     As required as a condition to the Facility, Parent undertook a private placement of A$120 million of its ordinary shares at a price of A$9.75 per share (the "Private Placement"). Subscriptions for A$120 million were received on December 17, 1999 with settlement to occur on December 22, 1999. The joint lead managers of the Private Placement have assumed the underwriting risk from December 17, 1999 through the settlement date.

     Mandatory prepayment or reduction of outstanding commitments under the Facility will occur from funds received by Parent from any of the following sources:

          (1) the first US$20 million received pursuant to the Private
     Placement;

          (2) the placement of any other of Parent's securities (excluding the A$50 million issuance of shares to Telstra and any other share issuances to vendors used to fund acquisitions approved by WDRAL);

          (3) the sale of any of Parent's assets;

          (4) any return of capital or loan from the Company; and

          (5) the sale of any Shares of the Company.

     Additionally, if the transaction involving a specific potential acquisition candidate is not announced by January 31, 2000 and is not pursuant to the conditions required by WDRAL in the Facility, or if the offer to purchase that acquisition candidate is withdrawn, a further mandatory prepayment or reduction of US$13 million will be required at that time. Mandatory prepayments and reduced commitments cannot be redrawn and will be converted to US dollars at the exchange rate prevailing at the time of the prepayment or commitment reduction and as advised in good faith by WDRAL to Parent.

     There are several conditions precedent that Parent must satisfy prior to making any draws upon the Facility. All loan and security documentation must be completed to WDRAL's satisfaction, the fees described above must have been paid and Parent must have received at least A$50 million in connection with the issuance of shares to Telstra pursuant to the exercise of an option. The Telstra option has been exercised and the A$50 has been received by the Parent. Additionally, at least 50.1% of the Company's Shares must have been tendered to Parent at a cost to Purchaser of US$62.6 million for the Shares.

     With respect to the Facility, Parent has agreed to the following:

          (1) Parent shall not enter into an amendment or waive any conditions to the Offer or the Merger Agreement without the consent of WDRAL;

          (2) Parent shall not enter into a material amendment or waive any material conditions to the specific acquisition candidate's transaction without the consent of WDRAL;

          (3) Upon acquiring at least 50.1% of the Shares, Parent shall take control of the Company's board of directors, use its best efforts to acquire 100% of the Shares as soon as practicable and in any event by July 16, 2000;

          (4) Immediately upon the consummation of the Merger, Parent shall cause the Company to make a payment of at least US$30 million to Parent by way of a dividend, return of capital or loan and cause the Company to provide a guarantee and provide a lien over its assets in favor of WDRAL;

          (5) Upon the reasonable request from WDRAL, Parent shall enter into currency hedging arrangements acceptable to WDRAL with respect to the acquisition of the Company;

          (6) Parent has agreed to restrictions on any capital reductions (except in respect of an agreed level of ordinary dividends);

          (7) Parent has agreed to restrictions on disposal of assets or undertakings other than disposals in the ordinary course of business (except as reasonably agreed to by WDRAL) and disposals for good value applied in prepayment of the Facility;

          (8) Parent has agreed to restrictions on further acquisitions in excess of A$5 million in the aggregate (except as reasonably agreed to by WDRAL);

          (9) Parent has agreed to restrictions on incurring further financial indebtedness or providing financial accommodation or guarantees (except as reasonably agreed with WDRAL);

          (10) Parent has agreed that it will have no dealings with any party except on arms length terms in the ordinary course of business; and

          (11) Parent has agreed to restrictions on the creations of security interests.

11. CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER

     In March 1999, the Company engaged PVTG to provide financial advisory services in connection with a variety of strategic initiatives, including, but not limited to, possible business combinations. In the spring and summer of 1999, the Company had informal contacts and introductory meetings with various parties, but did not entertain serious discussions regarding an acquisition of the Company.

     In early August 1999, Mr. Chris Tyler, Chief Executive Officer of Parent, left a phone message for Mr. Barry Emerson, Chief Financial Officer of the Company, regarding Parent's interest in a possible business combination with the Company. On September 5, 1999, Mr. Tyler and Mr. Christopher K. Poole, Chairman and Chief Executive Officer of the Company, had an initial meeting in Santa Monica, California in which they exchanged general information and Mr. Tyler expressed Parent's general interest in a possible merger with the Company. At about that same time, the Company also had preliminary discussions with a prospective financial buyer (the "First Financial Bidder"), which signed a confidentiality agreement and received certain financial information regarding the Company.

     On September 8, 1999, Mr. Tyler sent a message to Mr. Poole proposing a possible merger transaction in which Parent and the Company would exchange stock at "current market rates." On September 16, 1999, the Company held a Board meeting at which Mr. Poole provided an update on two possible interested parties. The Company's Board authorized Mr. Poole to proceed with discussions and provide further updates as discussions progressed. Following this Board meeting, additional financial information was provided to the First Financial Bidder.

     On September 18, 1999, Mr. Tyler sent a message to Mr. Poole at the Company indicating Parent's desire to proceed with a possible merger transaction and to discuss maximizing stockholder value.

     On October 1, 1999, Mr. Poole met with Mr. Tyler at the Company's offices in Los Angeles to further discuss Parent's interest in an acquisition. Later that day, Mr. Poole met in the Company's offices with a representative of a second prospective financial buyer (the "Second Financial Bidder").

     On October 8, 1999, a conference call was held between Parent, Company and the respective advisors to discuss a possible transaction. Parent suggested an "at-market" bid of approximately $5.00 per share. The Company rejected this suggestion as inadequate, and negotiations between Parent and the Company stalled.

     On October 15, 1999, Mr. Tyler sent a message to PVTG revising Parent's indication of interest to $7.50 per share. On October 19, 1999, Mr. Poole sent the Board of Directors an update about the status of Parent's and the First Financial Bidder's expressions of interest in the range of $7.00 to $8.00.

     On October 27, 1999, the company's Board of Directors met to consider the status of discussions with potential buyers. The Board concluded that the indications of interest received to date were not high enough and that contacts with other potential buyers might yield higher values. The Board then directed PVTG to attempt to elicit higher price per share indications of interest from currently interested parties and to contact other potentially interested parties. Following this meeting, PVTG contacted a total of nine additional possible buyers.

     On November 1, 1999, PVTG sent a message to Mr. Tyler stating that the Company was uncomfortable with Parent's proposed valuation and was unlikely to proceed unless Parent could propose a price that approached multiples paid in Parent's recent acquisition transactions.

     On November 1, 1999, representatives of PVTG also had a conversation with the First and Second Financial Bidders and instructed them that the Company was unlikely to proceed with the transaction unless these parties were able to significantly raise their indications of interest.

     On November 2, 1999, the Company received a written expression of interest from the Second Financial Bidder, raising its price per share to a range of $8.50 to $9.50.

     On November 2, 1999, Mr. Tyler sent a message to PVTG with an in indication of interest at $10.80 and sent the Company a revised letter proposing a merger transaction at $10.80 a share, consisting of 50% stock and 50% cash consideration.

     On November 4, 1999, PVTG sent Parent a confidentiality agreement for execution.

     On November 9, 1999, the Company received a revised expression of interest from the Second Financial Bidder proposing a price range of approximately $9.00 to $10.00 per share.

     On or about November 9, 1999, PVTG invited Parent and both Financial Bidders to set up due diligence visits. Parent proposed scheduling meetings immediately. Both Financial Bidders proposed scheduling meetings for late November. The Company and Parent entered into a confidentiality agreement on November 11, 1999.

     On November 15, 1999, the Company furnished certain due diligence documents to Parent. On November 17 though 19, 1999, Parent conducted due diligence in Los Angeles. The Company and Parent continued to negotiate price based on due diligence proceedings. On November 21, 1999, Mr. Tyler sent a message to PVTG indicating his interest in proceeding with an all-cash transaction at $10.80 per share and proposing other key terms.

     On November 22, 1999, the Company, together with PVTG, and Parent, together with its financial advisor and legal counsel, met in Los Angeles to discuss general terms regarding a possible merger transaction. The parties were unable to agree on certain material points. However, prior to leaving the meeting, Parent presented to the Company a draft of the Merger Agreement and the Stockholders Agreement. Over the next several days, Parent and the Company and their representatives exchanged numerous messages and had numerous discussions concerning price and other terms. On November 28, 1999, Mr. Tyler notified PVTG of Parent's proposal of an all-cash transaction at $11.00 per share.

     On November 29, 1999, the Company's Board of Directors held a telephonic meeting at which Parent's proposal was discussed. The Board discussed the specifics of Parent's proposal, and directed PVTG to reject certain aspects of Parent's proposal and to propose modifications to others. The Board was also updated on the status of discussions with the Financial Bidders, and directed its financial advisors to give guidance to the Financial Bidders regarding the type of bid necessary to stay competitive with Parent's proposal.

     On November 30, 1999, Mr. Poole, Mr. Emerson and other representatives of the Company met with a potential strategic buyer in the Company's offices in Los Angeles, at which time the potential strategic buyer executed a Confidentiality Agreement. On December 1, 1999, representatives of the First Financial Bidder conducted due diligence visits and met with Messrs. Poole and Emerson and representatives of PVTG. PVTG informed the First Financial Bidder that discussions between the Company and another bidder had progressed to an advanced stage and urged the First Financial Bidder to respond quickly with a firm proposal if it was interested in acquiring the Company. Later on December 1, 1999, the Company shipped due diligence materials to the strategic buyer it had met on November 30, 1999 and to the First Financial Bidder.

     On December 2, 1999, the First Financial Bidder sent the Company a letter stating an indication of interest, subject to due diligence and other conditions, of $11.00 per share. On December 3, 1999, a representative of PVTG left a message with a representative of the First Financial Bidder acknowledging the

December 2, 1999 letter and advising that the Company needed to see a formal proposal quickly in order to determine how to proceed with the First Financial Bidder.

     From December 2 through December 8, 1999, the Company and PVTG (together and alone) had numerous conversations with Parent and its financial advisors (together and alone) concerning the unresolved issues related to the possible transaction. During this period, several written demands, conditions, proposals and alternatives were exchanged. On December 3, 1999, counsel for Parent disseminated a revised daft of the Merger Agreement and Stockholders Agreement to all involved parties.

     On December 6, 1999, the Company's Board held a telephonic meeting, at which time it was updated on the status of discussion with all parties. Mr. Poole informed the Board that he had received a letter on December 6, 1999 from Mr. Tyler stating that Parent was prepared to withdraw its proposal unless the Company agreed to enter into exclusive negotiations with Parent within 24 hours. The Board of Directors weighed the relative merits and likelihood of completion of the transactions with Parent and the other interested buyers, including the Financial Bidders, and authorized the grant of a week-long exclusivity period to Parent.

     On December 6, 1999, Company and Parent signed a letter providing that the parties would negotiate exclusively until midnight December 14, 1999, Los Angeles, California time in order to reach a definitive agreement. From December 7 to December 14, 1999, Parent conducted due diligence on site in Los Angeles. During this time, Parent and their counsel also met in Los Angeles to negotiate the terms of the Merger Agreement.

     On December 9, 1999, the Second Financial Bidder sent Mr. Poole a letter expressing frustration at the Company's having entered into an exclusivity period with another bidder and stating that, subject to conducting its due diligence, it was interested in presenting an offer in a price range of $12.00 to $13.00 per share.

     On December 9 and 10, 1999, a representative from the Company met with representatives of the Parent in Sydney, Australia, while other representatives of the Company and their legal counsel met with a representative of the Parent and its legal counsel in Los Angeles to continue to negotiate terms of a possible transaction. On December 10, 1999, the representative of the Company who was in Sydney, Australia, flew back to Los Angeles and joined the meetings being held in Los Angeles.

     On December 11, 1999, counsel to the Purchaser circulated revised drafts of the Merger Agreement and the Stockholders Agreement.

     On December 12, 1999, the Company's Board of Directors held a telephonic meeting to discuss the status of negotiations with Parent and the receipt of the Second Financial Bidder's December 9, 1999 letter. The Board reviewed with counsel and representatives of PVTG the terms of this letter and weighed the relative risks of delaying negotiations with Parent, which had already threatened to withdraw its offer if the Company further delayed negotiations, to pursue the Second Financial Bidder's indication of interest, which included a due diligence contingency, at $12.00 to $13.00 per share. The Board considered the relative likelihood of completion of Parent's and the Second Financial Bidder's proposed transactions, noting that Parent's proposal did not include a due diligence contingency, and the potential effect on any proposal from the Second Bidder if the Company entered into a definitive agreement with Parent. The Board also considered, and concluded, that Parent's proposed termination fee of $3.0 million (or approximately $0.34 per fully diluted share (including "in the money" options)), coupled with the provision in the Merger Agreement allowing the Company to (i) respond to acquisition proposals offering greater consideration than $11.00 per share and (ii) terminate the Merger Agreement in favor of such a proposal if required by the fiduciary duties of the Board of Directors, should not preclude any bidder from making a superior proposal for the Board's consideration. The Board was also advised that negotiations with Parent had progressed to the level where only a few open negotiating points remained. The Board gave direction to counsel and PVTG regarding the open negotiating points and authorized management to proceed with negotiations with Parent in an effort to reach a definitive agreement.

     On December 13, 1999, Second Financial Bidder sent a second letter to members of the Company's Board of Directors indicating that, subject to due diligence review, it was prepared to offer a price of

$12.00 per share. The letter indicated that if the Company did not respond by December 14, 1999, the Second Financial Bidder would consider other alternatives for addressing its interest in the Company.

     On December 13 and 14, 1999, the Company, its legal advisors and PVTG, and Parent and its financial and legal advisors met together or individually with each other throughout these days and nights to finalize the terms of the Merger Agreement and Stockholders Agreement.

     On December 14, 1999, the Company's Board of Directors held a telephonic meeting at which they reviewed the status of all interested parties and proposals received to date. The Board considered whether to proceed with Parent's proposal in light of the Second Financial Bidder's renewed statement of interest, subject to due diligence, in presenting an offer at a higher price than Parent. After discussion, the Company's Board concluded, for the same reasons discussed at the December 12, 1999, meeting, that the preliminary nature of the Second Financial Bidder's stated interest did not warrant risking the loss of reaching a definitive agreement with Parent at $11.00 per share and that entering a definitive agreement with Parent on the terms proposed would not preclude the Second Financial Bidder from making a proposal superior to Parent's if it was indeed serious about its stated indication of interest in an acquisition at $12.00 per share.

     The Company's Board then reviewed in detail, with counsel, the proposed terms of the Merger Agreement and Stockholders Agreement with Parent. The Board also received a financial presentation regarding Parent's proposal from PVTG. The Board adjourned the meeting to review materials presented by PVTG and reconvened later that afternoon. PVTG presented these materials and at the conclusion, gave the Board its oral opinion (which was subsequently confirmed in writing later that day). The Board then approved the execution of the Merger Agreement and Stockholders Agreement and the proposed transactions with Parent. The Board also approved an amendment to the Company's Rights Agreement to exempt Purchaser, Parent and the transactions contemplated by the Merger Agreement and the Stockholders Agreement from the application of the Rights Agreement. On December 14, 1999, upon being advised that the Company's Board of Directors had approved the Merger, the Offer and the other transactions contemplated by the Merger Agreement, Parent's and Purchaser's Boards of Directors approved the Merger Agreement and Stockholders Agreement. Late in the evening of December 14, 1999, Parent, Purchaser and the Company executed the Merger Agreement and the Stockholders Agreement, and on the morning of December 15, 1999, the parties issued a press release announcing the transaction.

     On December 15, 1999, following the public announcement of the Offer and the Merger, a representative of the Second Financial Bidder called to congratulate Mr. Poole and indicated that the Second Financial Bidder had no interest in pursuing an offer to the Company.

12. PURPOSE OF THE OFFER; THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT; OTHER AGREEMENTS; PLANS FOR THE COMPANY

     Purpose. The purpose of the Offer is to acquire control of and the entire equity interest in the Company. Following the Offer, the Purchaser and Parent intend to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

     The Merger Agreement. The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, and each outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock and Shares owned by Parent or any direct or indirect wholly-owned subsidiary of Parent or of the Company) will be converted into the right to receive the Per Share Merger Consideration, without interest.

     (a) Vote Required to Approve Merger. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company be approved by the Board and generally by a majority of the holders of the Company's outstanding voting securities. The Board has approved the Offer and the Merger. Consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

     (b) Conditions to Obligations of Each Party Under The Merger Agreement. The respective obligations of Parent, Purchaser and the Company to effect the Merger under the Merger Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by each party, in whole or in part, to the extent permitted by applicable law: (a) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law; (b) no court of competent jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (c) the applicable waiting period under the HSR Act shall have expired or been terminated; and (d) the Purchaser, Parent or their affiliates shall have accepted for payment and purchased Shares pursuant to and subject to the conditions of the Offer.

     (c) Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company) prior to the Effective Time: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by Parent, the Purchaser or the Company if any court of competent jurisdiction or other governmental authority shall have issued a final order or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order or other action is or shall have become nonappealable; (c) by Parent or the Purchaser if due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Section 14, the Purchaser shall have (i) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (ii) terminated the Offer without purchasing any Shares pursuant to the Offer or (iii) failed to accept for payment Shares pursuant to the Offer prior to May 1, 2000, (the "Termination Date"); (d) by the Company if (i) there shall not have been (x) any breach or breaches of any representation or warranty or (y) any breach or breaches of a covenant or agreement on the part of the Company under this Agreement that, individually or in the aggregate, materially adversely affect (or materially delay) the consummation of the Offer and the Purchaser shall have (A) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (B) terminated the Offer without purchasing any Shares pursuant to the Offer or (C) failed to accept for payment Shares pursuant to the Offer prior to the Termination Date, or (ii) prior to the payment for Shares pursuant to the Offer, concurrently with the execution of an Acquisition Agreement (as defined herein) under the circumstances described below under "Acquisition Proposals," provided that such termination under this clause (ii) shall not be effective unless the Company and the Board shall have complied with all their obligations described below under "Acquisition Proposals" and until payment of the Termination Fee (as defined herein); (e) by Parent or the Purchaser prior to the purchase of Shares pursuant to the Offer, if (i) the Purchaser is entitled to terminate the Offer pursuant to clause (a) under Section 14 ("Certain Conditions of the Offer"), (ii) there shall have been any breach of any covenant or agreement on the part of the Company under this Agreement which materially adversely affects (or materially delays) the consummation of the Offer, which shall not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the date on which the Offer expires; provided, however, that the Company shall have no right to cure any breach of the provisions described below under "Acquisition Proposals," (iii) the Board or any committee thereof shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or shall have recommended to the Company's stockholders a Third Party Acquisition (as defined herein), or (iv) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the Shares on a fully diluted basis; or (f) by the Company prior to the purchase of any Shares pursuant to the Offer if (i) there shall have been a breach of any representation or warranty in the Merger Agreement on the part of Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or the Merger or (ii) there shall have been a breach of any covenant or agreement in the Merger Agreement on the part of Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer or the Merger which shall not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the date on which the Offer expires.

     (d) Acquisition Proposals. Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries (collectively, "Representatives") to, directly or indirectly, (a) initiate, solicit or encourage (including by way of furnishing information) or take any other action to facilitate, any inquiries with respect to or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined herein),
(b) enter into or maintain or continue discussions or negotiate with any person regarding an Acquisition Proposal or in furtherance of such inquiries with respect to or to obtain an Acquisition Proposal, or (c) agree to, approve, recommend or endorse any Acquisition Proposal, or authorize or permit any of the Representatives of the Company or any of its subsidiaries to take any such action, and the Company shall promptly notify Parent of any such inquiries and proposals hereafter received by the Company or any of its subsidiaries or by any such Representative, relating to any of such matters; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board, at any time prior to the payment of Shares pursuant to the Offer, from furnishing information (pursuant to a customary confidentiality agreement not materially more favorable to the party receiving information than the Confidentiality Agreement (as defined herein) and consistent with the Company's disclosure and other obligations under the Merger Agreement) to, or engaging in discussions or negotiations with, any person in response to an unsolicited (and the existence of discussions or negotiations with a person prior to the date of the Merger Agreement does not create a presumption that a proposal from a person was solicited) bona fide Acquisition Proposal of such person that the Board determines is reasonably likely to result in a Qualifying Proposal (as defined herein), if, and only to the extent that, (i) the Board, after consultation with outside legal counsel to the Company, determines in good faith that failure to do so would result in a breach of the fiduciary duty of the Board to the stockholders of the Company under applicable law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person and the Company complies with certain notification provisions of the Merger Agreement. The Company has also agreed to cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons conducted heretofore by it or its Representatives with respect to any Acquisition Proposal. It is understood that any violation of the restrictions described above by any Representative of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of the Merger Agreement by the Company.

     The Merger Agreement provides further that, except as described below (i) neither the Board nor any committee thereof shall (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Board of the Offer or the Merger, (b) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (c) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal and (ii) the Company shall not enter into any Acquisition Agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the payment of Shares pursuant to the Offer, the Board may terminate the Merger Agreement but only (a) if the Board, after consultation with outside legal counsel to the Company, determines in good faith that failure to do so would result in a breach of the fiduciary duty of the Board to the stockholders of the Company under applicable law, (b) if the Company and the Board have complied with all the provisions described in this subsection on "Acquisition Proposals," (c) after the second business day following Parent's receipt of written notice advising Parent that the Board is prepared to accept a Qualifying Proposal, and after having received from the Company sufficient and accurate guidance in order to enable Parent to make a bona fide counter proposal, it being understood and agreed that nothing contained in this paragraph shall require the Company to provide to Parent any of the details of such Qualifying Proposal, including the identity of the person making such Qualifying Proposal and the specific terms of such Qualifying Proposal (during which two day period the Company will negotiate in good faith with Parent or Purchaser concerning any amendments proposed by Parent or Purchaser) and (d) if concurrently with such termination, the Company enters into an Acquisition Agreement with respect to such Qualifying Proposal and pays to Parent the Termination Fee.

     In addition, under the Merger Agreement the Company has agreed to promptly advise Parent, orally and in writing, of any request for information or of any Acquisition Proposal.

     Nothing contained in the Merger Agreement shall prohibit the Company from taking and disclosing to the stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders which the Board, after consultation with outside legal counsel to the Company, determines in good faith is required by applicable law; provided that neither the Board nor any committee thereof approves or recommends, or publicly proposes to approve or recommend, an Acquisition Proposal unless the Company and the Board have complied with the terms of the Merger Agreement. Notwithstanding anything to the contrary, if the Purchaser has accepted for payment of, and paid for, any Shares pursuant to the Offer, the Company will duly call, give notice and hold the stockholders meeting, if required by the DGCL, for the purpose of considering and taking action upon the Merger Agreement and the Merger whether or not the Board has determined at any time after the date hereof it is no longer advisable for the stockholders of the Company to adopt the Merger Agreement.

     "Acquisition Proposal" means an inquiry, offer or proposal that is made after the date of the Merger Agreement regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the
Company: (a) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial portion of the assets of the Company and its subsidiaries, taken as a whole, or of any Material Business (as defined herein) or of any subsidiary or subsidiaries responsible for a Material Business in a single transaction or series of related transactions; (c) any acquisition of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger; or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. "Qualifying Proposal" means any written proposal made by a third party after the date of the Merger Agreement to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, all the Shares then outstanding or all or substantially all of the assets of the Company and its Subsidiaries as an entirety which the Board determines in good faith (x) (based on the advice of PVTG or another financial advisor of nationally recognized reputation) that such proposal has a reasonable likelihood of being consummated and (y) (based on the advice of PVTG or another financial advisor of nationally recognized reputation) that such proposal would, if consummated, be superior to the Company's stockholders from a financial point of view (taking into account any changes to the financial terms of the Merger Agreement proposed by Parent or Purchaser in response to such proposal) when compared to the Offer, the Merger and the transactions contemplated by the Merger Agreement, taken as a whole. "Material Business" means any business (or the assets needed to carry out such business) that contributed or represented 15% or more of the net sales, the net income or the assets (including equity securities) of the Company and its subsidiaries taken as a whole. "Third Party Acquisition" means (a) the acquisition of the Company by merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction by any person (which includes for these purposes a "person" as defined in Section 13(d)(3) of the Exchange Act) other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (b) the acquisition by a Third Party of more than 50% of the assets of the Company and its subsidiaries, taken as a whole; (c) the acquisition by a Third Party of 50% or more of the outstanding Shares or 50% or more of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company; (d) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (e) the purchase by the Company or any of its subsidiaries of more than 30% of the outstanding Shares.

     (e) Fees and Expenses. Except with respect to the circumstances described below, the Merger Agreement provides that each of Parent, the Purchaser and the Company will bear its own fees and expenses in connection with the Merger Agreement.

     The Merger Agreement provides that (a) if Parent or the Purchaser terminates the Merger Agreement pursuant to the provisions described above under clause (e)(i) of "Termination of the Merger Agreement" (other than a termination resulting from an event or circumstance that causes a material adverse effect with respect to the Company after the date of the Merger Agreement, which event or circumstance was not caused by the willful or intentional action or inaction by the Company), the provisions described above under clause (e)(ii) of "Termination of the Merger Agreement" (other than as a result of a breach of the provisions described above under "Acquisition Proposals"), and in any such case, any proposal for a Third Party Acquisition shall have been made on or prior to the date of such termination and in any such case, within 12 months thereafter the Company enters into an agreement with respect to the consummation of, or otherwise consummates, a Third Party Acquisition, (b) Parent or the Purchaser terminates the Merger Agreement pursuant to the provisions described above under clause (e)(ii) of "Termination of the Merger Agreement" as a result of a breach of the provisions described above under "Acquisition Proposals" or pursuant to the provisions described above under clause (e)(iii) of "Termination of the Merger Agreement," (c) the Company terminates the Merger Agreement pursuant to the provisions described above under clause (d)(ii) of "Termination of the Merger Agreement" or (d) if Parent or Purchaser terminates, or does not purchase any Shares under, the Offer, and prior to such termination an Acquisition Proposal is publicly announced, and within twelve months, after such termination, the transactions contemplated by such Acquisition Proposal (as may be modified or amended) are consummated, then, in each case, the Company shall pay to Parent, within two business days following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with such termination pursuant to the provisions described above under clause (d)(ii) of "Termination of the Merger Agreement," a fee, in cash, of $3 million (a "Termination Fee").

     (f) Conduct of Business of the Company. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent and, after such date on which Purchaser's designees constitute a majority of the Company's Board of Directors (the "Control Date"), also by a majority of the Independent Directors (defined below), it will and will cause each of its subsidiaries to: (a) operate its business in the usual and ordinary course consistent with past practices; (b) use reasonable efforts to preserve intact its business organization, maintain its material rights and franchises, retain the services of its respective key employees and maintain its relationships with its respective customers and suppliers and others having business dealings with it; (c) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and (d) use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

     (g) Prohibited Actions by the Company. Under the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Parent and after the Control Date, also by a majority of the Independent Directors, which consents shall not be unreasonably withheld or delayed, from the date of the Merger Agreement until the Effective Time, it will not do, and will not permit any of its subsidiaries to do, any of the following: (a)(i) increase the compensation payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice or as required under any existing employment agreements, and except that the Company may pay annual bonuses for fiscal year 1999 as provided in the Company's disclosure letter (the "Disclosure Letter"); (ii) grant any severance or termination pay (other than pursuant to any existing employment agreements or the normal severance policy or practice of the Company or its subsidiaries as in effect on the date of the Merger Agreement) to, or enter into or amend in any material respect any employment or severance agreement with, any employee; (iii) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Benefit Plan (as defined in the Merger Agreement) of the Company or its subsidiaries except as required by applicable law; or (iv) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Benefit Plan of the Company or its subsidiaries; (b) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company; (c) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly-owned subsidiaries directly from any wholly-owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary or
(ii) any purchase, forfeiture or retirement of Shares or the Stock Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing Benefit Plan of the Company or any of its subsidiaries); (d) effect any reorganization or recapitalization, or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; (e) offer, sell, issue or grant, or authorize the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote or other voting securities, of the Company or any of its subsidiaries, or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than issuances of Shares upon the exercise of the Stock Options outstanding at the date of the Merger Agreement in accordance with the terms thereof (as in effect on the date of the Merger Agreement); (f) change the terms of any Stock Option; (g) acquire or agree to acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice); (h) sell, lease, exchange or otherwise dispose of, or grant any lien with respect to, any of the properties or assets (including technological assets) of the Company or any of its subsidiaries, except for dispositions of excess or obsolete assets, sales of inventories in the ordinary course of business and consistent with past practice and the licensing of software to customers consistent with past practice; (i) adopt any amendments to its certificate of incorporation or bylaws or other organizational documents; (j) effect any change in any accounting methods, principles or practices of the Company, except as may be required by a change in generally accepted accounting principles, or any change in tax accounting; (k) (i) incur any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings pursuant to existing lines of credit incurred in the ordinary course of business consistent with past practice, or (ii) make any loans, advances or capital contributions to, or investments in, any other person other than to or in the Company or any direct or indirect wholly-owned subsidiary of the Company; (l) enter into any contract which, if such contract is entered into, would be a material contract; (m) make or agree to make any new capital expenditure or expenditures other than the capital expenditures contemplated by the Company's annual operating plan for 1999, a copy of which was furnished to Parent prior to the execution of the Merger Agreement, and except for capital expenditures from January 1, 2000 through May 1, 2000 not to exceed $732,335 in the aggregate, and the capital expenditures described in the Disclosure Letter; (n) make any non-routine tax election or settle or compromise any material tax liability or refund, except as provided in the Disclosure Letter; (o) (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the documents filed with the SEC prior to the date of the Merger Agreement or incurred in the ordinary course of business consistent with past practice or (ii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value; (p) enter into any new agreements with, or commitments to, insurance brokers or advisers extending beyond one year or extend any insurance policy beyond one year (including, for the avoidance of doubt, the directors' and officers' liability insurance policies described under "In demnification of Directors"); or (q) agree in writing or otherwise to do any of the foregoing.

     (h) Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board as will give the Purchaser, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected; provided, however, that in the event that the Purchaser's designees are appointed or elected to the Board, until the Effective Time the Board shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors promptly shall designate two persons to fill such vacancies who shall not be officers, employees, stockholders or affiliates of Parent or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the information statement required under Rule l4f-1 containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which information statement is attached as Schedule I to the Schedule 14D-9. Purchaser shall supply to the Company in a timely manner, and shall be solely responsible for, any information with respect to Purchaser's nominees, officers, directors and affiliates required by such Section 14(f) and 14f-1. The Purchaser's designees shall be divided between the classes of directors as necessary to comply with the requirements of the Company's bylaws. In connection with the foregoing, the Company shall, at the option of the Purchaser, either increase the size of the Board or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board as provided above.

     (i) Stock Options. The Merger Agreement provides that upon consummation of the Merger, all then outstanding Stock Options and all Shares subject to a vesting requirement ("Restricted Stock") shall be canceled in exchange for a cash payment to the holder of a Stock Option or Restricted Stock award equal to
(a) in the case of Stock Options, the product of (x) the difference between the Per Share Merger Consideration and the per share exercise price of the holder's Stock Option multiplied by (y) the number of Shares subject to the holder's Stock Option and (b) in the case of Restricted Stock, the number of shares of the holder's Restricted Stock multiplied by the Per Share Merger Consideration. Except as provided in the Merger Agreement or as otherwise agreed to by the parties, (a) the Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries shall be terminated as of the Effective Time, and (b) following the Effective Time no holder of Stock Options or Restricted Stock or any participant in such plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof. Notwithstanding the first sentence of this paragraph or the section above entitled "Prohibited Actions by the Company," upon the acceptance of, and payment by Purchaser for, any Shares pursuant to the Offer, the Company shall redeem any Stock Options for the cash payment provided in the first sentence of this paragraph (assuming an agreement of redemption is made with the applicable option holder).

     (j) Indemnification of Directors and Officers. In the Merger Agreement, the Purchaser has agreed that all rights to indemnification or exculpation (to the extent provided in the certificate of incorporation of the Company) for acts or omissions occurring prior to the Effective Time in favor of the current or former directors, officers or employees of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years from the Effective Time. In addition, until the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect with respect to matters occurring prior to the Effective Time, to the extent available at less than 300% of current premiums, the policies of directors' and officers' liability insurance currently maintained by the Company (or policies substantially similar in amount and coverage) or, in the alternative, may cause similar coverage to be included in Parent's directors' and officers' liability coverage (if available). The Company shall not increase, amend or change any rights to indemnification or exculpation after the date hereof. If any claims for indemnification as provided in above cannot be satisfied by the Surviving Corporation (through its own means and/or directors' and officers' liability insurance) and the Surviving Corporation has distributed assets to Parent or any of Parent's affiliates or has otherwise transferred any assets to or for the benefit of Parent or any of Parent's affiliates (whether by loan, asset sale or otherwise), then Parent shall be liable for such unsatisfied indemnification claims to the extent of up to the fair market value of any such distributions or transfers (less, in the case of any transfer, the fair market value of any consideration received by the Company in such transfer). The Merger Agreement provides that if any claim or claims are made in writing subsequent to the Effective Time and within six years thereafter against any present or former director, officer or employee of the Company based on or arising out of the services of such person prior to the Effective Time in the capacity of such person as a director, officer or employee (and such director, officer or employee shall have given Parent written notice of such claim or claims within such six year period), the provision of the previous sentence respecting the rights to indemnity for current or former directors, officers or employees under the respective certificates of incorporation or bylaws of the Company and its subsidiaries shall continue in effect until the final disposition of all such claims. Notwithstanding anything to the contrary contained in the Merger Agreement, neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which shall not be unreasonably withheld.

     (k) Reasonable Efforts. The Merger Agreement provides that, subject to the terms of the Merger Agreement, each of the parties has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws to consummate and make effective as soon as reasonably practicable the transactions contemplated by the Merger Agreement.

     (l) Directors and Officers. The directors of the Purchaser immediately prior to the Effective Time and/ or any individuals designated by Parent shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time and/or any individuals designated by Parent shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualify.

     (m) Employment Agreements. Pursuant to the Merger Agreement, Parent acknowledged and agreed that all employment agreements, severance agreements, deferred compensation agreements and supplemental retirement agreements with employees of the Company and its subsidiaries set forth in the Disclosure Letter will be binding and enforceable obligations of the Surviving Corporation to the same extent as they were binding and enforceable obligations of the Company and its subsidiaries as of the date of the Merger, except as the parties to the Merger Agreement may otherwise agree or as required by applicable law.

     (n) Rights Agreement. Pursuant to the Merger Agreement, the Board has amended the Company's Rights Agreement dated as of April 14, 1999 between the Company and EquiServe Trust Company, N.A. (the "Rights Agreement") so that (i) none of the execution or delivery of this Agreement or the Stockholders Agreement or the making of the Offer or the exercise of Purchaser's rights under the Stockholders Agreement will cause (A) the "Rights" (as defined in the Rights Agreement) to become exercisable under the Rights Agreement, (B) Parent or Purchaser or any of their affiliates to be deemed an "Acquiring Person" (as defined in the Rights Agreement) or (C) the "Stock Acquisition Date" (as defined in the Rights Agreement) to occur upon any such event, (ii) none of the acceptance for payment or payment for Shares by Purchaser pursuant to the Offer, the consummation of the Merger or the exercise of Purchaser's rights under the Stockholders Agreement will cause (A) the Rights to become exercisable under the Rights Agreement or (B) Parent or Purchaser or any of their affiliates to be deemed an Acquiring Person or (C) the Stock Acquisition Date to occur upon any such event, and (iii) the "Expiration Date" (as defined in the Rights Agreement) shall occur no later than immediately prior to the purchase of shares pursuant to the Offer.

     (o) Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

     (p) Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that following the Control Date but prior to the Effective
Time: (i) no amendment or waiver of the Merger Agreement on the Company's behalf, and no termination of this Agreement as described in subsection (a) under "Termination of the Merger Agreement" shall be valid; (ii) there shall be no amendment to the certificate of incorporation or bylaws of the Company; (iii) there shall be no extension of the time for the performance of any of the obligations or other acts of Parent or Purchaser (including any extension of the Closing pursuant to the Merger Agreement or the Effective Time of the Merger beyond filing of the Certificate of Merger); and (iv) no waiver of any provision in favor of the Company in the Confidentiality Agreement (defined below), unless, in each such case, there are Independent Directors in office and a majority of such Independent Directors approve such amendment, waiver, termination or action, as the case may be.

     The Stockholders Agreement. Pursuant to the Stockholders Agreement, each Stockholder has agreed, among other things, to sell to the Purchaser all the Shares that he or it beneficially owns at a price per Share equal to the Offer Price. The Stockholders have also agreed to tender such Shares in the Offer at a price per Share equal to the Offer Price if directed to do so by the Purchaser. In addition, each Stockholder has granted the Purchaser an option to purchase all his Shares at a price per Share equal to the Offer Price under certain circumstances and subject to certain conditions.

     Each Stockholder severally has agreed that: (a) such Stockholder will not
(i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of such Stockholder's Shares to any person other than the Purchaser or the Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to such Stockholder's Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholders Agreement or the transactions contemplated thereby, (b) until the Merger is consummated or the Merger Agreement is terminated, such Stockholder will not, nor will such Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent of such Stockholder to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such Stockholder will, including by initiating a written consent solicitation if requested by Parent, vote (or cause to be voted) such Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger

Agreement and (d) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which such Stockholder's vote, consent or other approval is sought, such Stockholder will vote (or cause to be voted) such Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions"). The Stockholders Agreement provides that each Stockholder executed the Stockholders Agreement solely in his or her capacity as the beneficial owner of such Stockholder's Shares and nothing therein shall limit or affect any actions taken by a Stockholder in its capacity as an officer or director of the Company or any subsidiary of the Company to the extent specifically permitted by the Merger Agreement. Under the Stockholders Agreement each Stockholder has irrevocably granted to, and appointed, Chris Tyler and Thomas A. Montgomery and any other individual who shall thereafter be designated by Parent, and each of them, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

     Confidentiality Agreement. Pursuant to the Confidentiality Agreement dated November 11, 1999, between Parent and the Company (the "Confidentiality Agreement"), the Company and Parent agreed to keep confidential certain information exchanged between such parties. The Confidentiality Agreement also contains customary non-solicitation and standstill provisions. The Merger Agreement provides that the provisions of the Confidentiality Agreement shall remain binding and in full force and effect and that the parties shall comply with and shall cause their respective representatives to comply with, all of their respective obligations under the Confidentiality Agreement until the Purchaser purchases a majority of the outstanding Shares pursuant to the Offer.

     Appraisal Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the Offer Price or the Per Share Merger Consideration.

     If any holder of shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Per Share Merger Consideration in accordance with the Merger Agreement.

     The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

     Going Private Transactions. The Merger would have to comply with any applicable federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Merger.

     Plans for the Company. Parent intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's business, corporate structure, capitalization, management or dividend policy. Except as otherwise described in this Offer to Purchase, none of the Purchaser or Parent have any current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization or liquidation involving the Company, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel.

13. DIVIDENDS AND DISTRIBUTIONS

     Pursuant to the terms of the Merger Agreement, from the date of the Merger Agreement to the Effective Time, neither the Company nor any of its subsidiaries will (a) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;
(b) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly-owned subsidiaries directly from any wholly-owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary or (ii) any purchase, forfeiture or retirement of Shares or the Stock Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing Benefit Plan of the Company or any of its subsidiaries); (c) effect any reorganization or recapitalization, or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; (d) offer, sell, issue or grant, or authorize the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote or other voting securities, of the Company or any of its subsidiaries, or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than issuances of Shares upon the exercise of the Stock Options outstanding at the date of the Merger Agreement in accordance with the terms thereof (as in effect on the date of the Merger Agreement).

14. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition and the HSR Act Condition shall have been satisfied. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to commence the Offer, accept for payment, or subject as aforesaid, pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, (i) with the consent of the Company or (ii) if, at any time on or after the date of the Merger Agreement and before the acceptance of Shares for payment or the payment therefor, any of the following conditions exists:

          (a) any representation and warranty of the Company in the Merger Agreement that is qualified as to materiality shall not be true and correct or any such representation and warranty that is not so qualified shall not be true and correct in any material respect, as of the date of the Merger Agreement and as of such time, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

          (b) the Company shall have breached any of its covenants or agreements contained in the Merger Agreement which breaches, individually or in the aggregate, materially adversely affects (or materially delays) the consummation of the Offer;

          (c) there shall be threatened or pending any suit, action or proceeding by any governmental authority, or any suit, action or proceeding by any other person that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or the Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to obtain from the Company, Parent or any of their respective subsidiaries or affiliates any damages in an amount that would result in a material adverse effect in respect of the Company, taken as a whole, and in the case of Parent or any of its subsidiaries or affiliates relating to the transactions contemplated by the Merger Agreement, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries or affiliates of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries or affiliates, or to compel the Company, Parent or any of their respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries or affiliates, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or (iii) which otherwise is reasonably likely to have a material adverse effect on the Company;

          (d) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to, (i) Parent, the Company or any of their respective subsidiaries or affiliates or (ii) the Offer or the Merger by any governmental authority that has or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (c) above;

          (e) since the date of the Merger Agreement there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or is reasonably likely to have, a material adverse effect on the Company;

          (f) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in Australia (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index),
     (ii) a declaration of a banking moratorium by any governmental authority or any suspension of payments by any governmental authority in respect of banks in the United States or in Australia, (iii) any general limitation (whether or not mandatory) by any governmental authority in the United States or in Australia on the extension of credit by banks or other lending institutions or (iv) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;

          (g) any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than the Purchaser, any of its affiliates, or any group of which any of them is a member shall have acquired beneficial ownership of more than 20% of the outstanding Shares or shall have entered into a definitive agreement or any agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries; or

          (h) the Merger Agreement shall have been terminated in accordance with its terms; which, in the sole judgment of the Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole and reasonable judgment; provided that the Minimum Condition may be waived or modified only by the mutual written consent of the Purchaser and the Company. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

     Except as described in this Section 15, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company, none of the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares, and the indirect acquisition of the stock of the Company's subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and Parent currently contemplate that such approval or the action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this Section 15, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 for certain conditions to the Offer.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that make the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain circumstances. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) for a period of three years from the time such interested stockholders became the holders of 15% or more of such Shares unless, among other things, the corporation's board of directors had given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Board has approved the Merger Agreement, the Stockholders Agreement, the Purchaser's acquisition of Shares pursuant to the Offer and the transactions contemplated by the Merger Agreement, the Stockholders Agreement and the Offer and, therefore, Section 203 of the DGCL is inapplicable to the Merger.

     Except as described herein, the Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity of applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchaser nor any action taken in connection with the Offer or the Merger is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer or the Merger, the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser might not be obligated to accept for payment or pay for any Shares tendered. See Section 14.

     United States Antitrust Law. Under the provisions of the HSR applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Parent is in the process of making such filing. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction which such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. Based upon a preliminary examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Shares by Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

16. FEES AND EXPENSES

     Warburg Dillon Read is acting as Dealer Manager in connection with the Purchaser's acquisition of the Company and is acting as financial advisor to Parent in connection with the Offer. Warburg Dillon Read will receive customary compensation for its services as financial advisor and Dealer Manager in connection with the Offer. Parent has also agreed to reimburse Warburg Dillon Read for its reasonable out-of-pocket expenses related to such services, including the reasonable fees and expenses of its counsel, and to indemnify Warburg Dillon Read and certain related persons against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws.

     The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the federal securities laws.

     None of the Purchaser or Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser reserves the right to amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. The Purchaser and Parent have filed with the SEC the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing such additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the SEC).

                                            EIG ACQUISITION CORP.

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF SOLUTION 6 HOLDINGS LIMITED.

     The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Solution 6 Holdings Limited. All of the directors and officers listed below are citizens of Australia, except for Chris Tyler and Thomas A. Montgomery, who are citizens of the United States, and Kent Duston, David Maire and Richard McLean who are citizens of New Zealand. Directors are indicated by an asterisk.

                                        POSITION WITH PURCHASER; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND BUSINESS ADDRESS                                5-YEAR EMPLOYMENT HISTORY
-------------------------               ------------------------------------------------------------
Brian Beattie                           Mr. Beattie has held the position of Chief Executive Officer
London Meridien House,                  of Europe Solution 6 (UK) since September 10, 1999. Prior to
100 Hanger Lane                         that Mr. Beattie was the General Manager International Field
Ealing, London W5 1EZ                   Operations Solution 6 from January 1995 through July 1998
                                        and the National Sales Manager Solution 6 Australia from
                                        November 1994 through January 1995 (London Meridien House,
                                        100 Hanger Lane, Ealing, London).
Anthony Cianciolo                       Mr. Cianciolo has held the position Secretary of Solution 6
Level 21                                Holdings Limited for the past 5 years (Level 21, 456 Kent
456 Kent Street                         Street, Sydney, New South Wales, Australia).
Sydney, New South Wales, Australia
Michael Fitzgerald Clarkin*             Since July 1991 Mr. Clarkin has been the Managing Director
28 Tabalum Road                         of Assured Systems Australia, Ltd. and the Chairman Assured
Clontare, New South Wales, Australia    Systems New Zealand, Ltd. (28 Tabalum Road, Clontare, New
2093                                    South Wales, Australia).
Andrew Morrison Day*                    Since September 1999 Mr. Day has been the Chief Executive
Building 3                              Officer of Pacific Access. From January 1998 through
Greenwood Office Park                   September 1999 Mr. Day was the managing director of
301 Burwood Highway                     Commercial and Consumer Sales, Telstra, from September 1996
Burwood, Victoria 3125                  through December 1998 the managing director of Telstra
                                        Operator Services and from July 1994 through September 1996 the NGM of Telstra Platform Technologies (Telstra's address is 231 Elizabeth Street, Sydney, New South Wales,
                                        Australia).
Kent Duston                             Mr. Duston currently serves as the General Manager -- ASP
Level 21                                Services of Solution 6 Pty Ltd. From September 1996 through
456 Kent Street                         October 1999 Mr. Duston served as the Manager of Business to
Sydney, New South Wales, Australia      Business E-commerce at Telecom New Zealand (Manners St.,
                                        Wellington, New Zealand), and from April 1996 through
                                        September 1996, as the Corporate Communications Manager of
                                        Melco Sales New Zealand Ltd. (Pharazyn St., Wellington, New
                                        Zealand).
Martin Greenlees                        Mr. Greenless has served as the General Manager -- Products
Level 21                                of Solution 6 Holdings Limited since September 1997. From
456 Kent Street                         April 1990 through September 1997 Mr. Greenlees served as
Sydney, New South Wales, Australia      Development Manager -- CABS (234 Sussex Street, Sydney, New
                                        South Wales, Australia).
David Maire                             Mr. Maire has served as the General Manager -- Internet of
Level 21                                Solution 6 Holdings Limited since September 1998. From
456 Kent Street                         September 1995 through September 1998. Mr. Maire was
Sydney, New South Wales, Australia      employed by Telecom New Zealand (Manners St., Wellington,
                                        New Zealand).
Richard McLean                          Mr. McLean has been the General Manager of Sales and
Level 21                                Marketing of Solution 6 Holdings Limited since May 1998 and
456 Kent Street                         the President of Solution 6 North America since October
Sydney, New South Wales, Australia      1999. Prior to that Mr. McLean was in Sales Management and
                                        Marketing Strategy at Telecom New Zealand Ltd. (Manners St.,
                                        Wellington, New Zealand).

                                        POSITION WITH PURCHASER; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND BUSINESS ADDRESS                                5-YEAR EMPLOYMENT HISTORY
-------------------------               ------------------------------------------------------------
Graham Mirabito                         Mr. Mirabito has been the Global General
Level 21                                Manager -- Enterprises of Solution 6 Pty Ltd. since October
456 Kent Street                         1, 1999. From March 1999 through September 1999 Mr. Mirabito
Sydney, New South Wales, Australia      served as Chief Operating Officer of Ross Group (14 Martin
                                        Place, Sydney, New South Wales, Australia); from August 1998 through February 1999 as Vice President of Global Sales and
                                        Operations of Telstra Corporation (231 Elizabeth Street,
                                        Sydney, New South Wales, Australia); and from March 1995
                                        through July 1998 the Chief Executive Officer of Telstra
                                        Europe, Telstra Corporation (14 Paul Street, London,
                                        England, United Kingdom).
Thomas A. Montgomery                    Mr. Montgomery has served at the Chief Financial Officer of
5220 Spring Valley Rd.                  Solution 6 Holdings Limited since October, 1999. Mr.
Suite 600                               Montgomery has also been a general partner of Montgomery
Dallas, Texas 75240                     Baggett & Drews, LLP from November 1990 through the present.
                                        (5220 Spring Valley Road, Suite 600, Dallas, Texas 75240).
Brendan Redden*                         For the past five years Mr. Redden has served as the
Level 21                                Chairman of the Board of Directors of Solution 6 Holdings
456 Kent Street                         Limited, Pracom Limited, and Mandata Investments Pty Ltd.
Sydney, New South Wales, Australia      Mr. Redden's business address is Level 21, 456 Kent Street,
                                        Sydney, New South Wales, Australia.
Robert Lisle Stovold*                   Mr. Stovold has served as a non-executive director of the
Level 10                                following companies during the periods indicated: Blackmores
167 Macquaris Street                    Limited (1996 to present); Nuance Global Traders
Sydney, New South Wales, Australia      (1993-present); Port Douglas Reef Resorts (1997-present); DC
2000                                    International Limited (1994-present); Balfours PTY Limited
                                        (1996-present); Solution 6 Holdings Limited (1995-present).
                                        Mr. Stovold's private office address is Level 10, 167
                                        Macquearie St., Sydney, New South Wales, Australia 2000.
Telstra Corporation Limited             Telstra Corporation Limited is organized under the laws of
242 Exhibition Street                   Australia and its principal business is the provision of
Melbourne, Victoria, Australia, 3000    full service telecommunications in Australia.
Chris Tyler*                            Mr. Tyler has served as the Chief Executive Officer and
Level 21                                Managing Director of Solution 6 Holdings Limited since April
456 Kent Street                         1997. From 1995 through March 1997 Mr. Tyler served as the
Sydney, New South Wales, Australia      Managing Director -- of Extra Telecom New Zealand (Manners
                                        St., Wellington, New Zealand).
Frank Woods                             Mr. Woods currently serves as the General Manager Asia
Level 21                                Pacific of Solution 6 Pty Ltd. and has been employed with
456 Kent Street                         Solution 6 Pty Ltd since January 1990 (456 Kent Street,
Sydney, New South Wales, Australia      Sydney, New South Wales, Australia).
Lindsay Yelland*                        Mr. Yelland became the General Managing Director of Telstra
Telstra Corporation                     Business Solutions during 1999. Prior to that time, from
L14/231 Elizabeth St.                   1996 to 1999 Mr. Yelland served as the General Managing
Sydney, Australia                       Director of Telstra Products and Marketing and from 1992 to
                                        1996 as the managing director of Telstra Corporate and
                                        Government. The address for Telstra is L14/231 Elizabeth
                                        St., Sydney, New South, Australia.

DIRECTORS AND EXECUTIVE OFFICERS OF EIG ACQUISITION CORP.

     The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of EIG Acquisition Corp. All of the directors and officers listed below are citizens of the United States. Directors are indicated by an asterisk.

                                        POSITION WITH PURCHASER; PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME AND BUSINESS ADDRESS                                5-YEAR EMPLOYMENT HISTORY
-------------------------               ------------------------------------------------------------
Thomas A. Montgomery                    Mr. Montgomery has served at the Chief Financial Officer of
5220 Spring Valley Rd.                  Solution 6 Holdings Limited since October, 1999. Mr.
Suite 600                               Montgomery has also been a general partner of Montgomery
Dallas, Texas 75240                     Baggett & Drews, LLP from November 1990 through the present.
                                        (5220 Spring Valley Road, Suite 600, Dallas, Texas 75240).
Chris Tyler*                            Mr. Tyler has served as the Chief Executive Officer and
Level 21                                Managing Director of Solution 6 Holdings Limited since April
456 Kent Street                         1997. From 1995 through March 1997 Mr. Tyler served as the
Sydney, New South Wales, Australia      Managing Director -- of Extra Telecom New Zealand (Manners
                                        St., Wellington, New Zealand).

     Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:
                                 Citibank, N.A.

     By Overnight Courier:             By Mail Delivery:                   By Hand:
        Citibank, N.A.                  Citibank, N.A.                  Citibank, N.A.
         915 Broadway                    P.O. Box 685               Corporate Trust Window
           5th Floor                  Old Chelsea Station         111 Wall Street, 5th Floor
   New York, New York 10010        New York, New York 10113        New York, New York 10043

                                  By Facsimile
                       (for Eligible Institutions Only):
                                 (212) 505-2248

                           Confirmation by Telephone:
                                 (800) 270-0808

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                          Call Collect: (212) 929-5500
                                 (800) 322-2885

                      The Dealer Manager for the Offer is:

                            Warburg Dillon Read LLC
                                299 Park Avenue
                            New York, New York 10171
                              Call: (212) 821-2881